Exhibit 99.1

PROGRESSIVE WASTE SOLUTIONS LTD. INCREASES SHARE REPURCHASE PROGRAM

Program extended through 2014 in support of plan to deliver long-term shareholder value

TORONTO, ONTARIO – December 19, 2011 – Progressive Waste Solutions Ltd.  (NYSE, TSX: BIN) (the “Company”) announced today that its Board of Directors has authorized a $300 million increase to the Company’s share repurchase program. The Board of Directors also authorized an extension of the program’s term through December 31, 2014, to be implemented in accordance with Toronto Stock Exchange regulations.

This repurchase authorization is in addition to the amount remaining under the Company’s existing normal course issuer bid (“NCIB”), which authorizes the repurchase of up to 4,000,000 common shares between August 19, 2011 and August 18, 2012. As of December 16, 2011, approximately 2.5 million common shares have been purchased at a total cost of US$53.4 million under the NCIB. Including the repurchase of one million common shares in the secondary offering of common shares held by TC Carting III, L.L.C., total shares  repurchased in 2011 amount to approximately 3.5 million common shares at a total cost of $76.9 million..

As of December 16, 2011, total common shares outstanding were 118,363,319.

“An ongoing stock repurchase program is a key element of our long-term plan to deliver a balanced return to shareholders,” said Joe Quarin, President and Chief Operating Officer of Progressive Waste Solutions Ltd. “We are committed to returning cash in the form of stock buybacks and the payment of dividends. At the same time, we will selectively deploy capital in strategic investments that will drive future growth and shareholder returns, while maintaining a strong balance sheet.”

Decisions regarding any future repurchases will be based on market conditions, share price and other factors, including opportunities to invest in growth capital. There can be no assurance as to the precise number of shares that will be repurchased. The Company may discontinue purchases at any time, subject to compliance with applicable regulatory requirements.

From time to time, the Company may enter into a pre-defined plan with its broker to allow for the repurchase of shares at times when the Company ordinarily would not be active in the market due to its own internal trading blackout periods, insider trading rules or otherwise.  Any such plans entered into with the Company’s broker will be adopted in accordance with applicable Canadian and U.S. securities laws.

About Progressive Waste Solutions Ltd.

Progressive Waste Solutions Ltd. is one of North America's largest full-service, vertically integrated waste management companies, providing non-hazardous solid waste collection and landfill disposal services to commercial, industrial, municipal and residential customers in twelve states and the District of the Columbia in the U.S., and six Canadian provinces. The Company’s major brands are IESI, BFI Canada and Waste Services. The Company’s shares are listed on the New York and Toronto Stock Exchanges under the symbol BIN.

Further information:

Chaya Cooperberg
Vice President, Investor Relations and Corporate Communications
Progressive Waste Solutions Ltd.
Tel: (905) 532-7517
Email: chaya.cooperberg@progressivewaste.com
www.progressivewaste.com